UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  Fenruary 9, 2012

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____                                     Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: February 9, 2012	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: February 9, 2012
12-7-TR

TECK REPORTS UNAUDITED RESULTS FOR 2011

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) reported record annual profit attributable to shareholders of $2.7 billion, or $4.52 per share, up 47% from $1.8 billion in 2010. Fourth quarter profit attributable to shareholders was $637 million, or $1.08 per share, almost double the $325 million, or $0.55 per share, in the fourth quarter of 2010.

“2011 was another strong year for Teck. Higher average commodity prices combined with strong operating results contributed to new records for each of revenue, gross profit, profit and cash flow from operations. This allowed us to increase our annualized dividend rate to $0.80 per share. We ended the year with $4.4 billion in cash, which puts us in a strong position to advance our various expansion projects,” said Don Lindsay, President and CEO.

Highlights and Significant Items

—	We set a number of financial and operating milestones in 2011 including:

o	Record annual revenues of $11.5 billion (up 25% from 2010).

o	Record gross profit, before depreciation and amortization, of $5.8 billion (up 30% from 2010).

o	Record annual profit attributable to shareholders of $2.7 billion (up 47% from 2010).

o	Record cash flow from operations, before working capital changes, of $4.6 billion (up 37% from 2010).

o	Record annual copper production of 321,000 tonnes (up from 313,000 tonnes in 2010).

o	Record material moved at our coal operations resulted in coal production of 6.7 million tonnes in the fourth quarter.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Greg Waller, VP Investor Relations & Strategic Analysis	604.699.4014

	Marcia Smith, SVP Sustainability and External Affairs	604.699.4616

Additional corporate information is available at www.teck.com

—	Other highlights and significant items include:

o	We achieved the lowest total reportable injury frequency in our history in 2011, representing an 18% reduction from the previous year and the fewest number of serious incidents on record.

o	In October, we announced a 33% increase in the semi-annual dividend on our Class A common and Class B subordinate voting shares to $0.40 per share.

o	During the fourth quarter we purchased for cancellation approximately 4.8 million Class B subordinate voting shares for $171 million pursuant to our normal course issuer bid announced in June, 2011.

o
To date we have reached agreement with our coal customers to sell 5.3 million tonnes of coal in the first quarter of 2012 at an average price of US$230 per tonne. We expect to conclude additional sales over the course of the quarter.

o	The Wintering Hills wind power project, in which we have a 30% interest, became fully operational in November, 2011.

o
In November 2011, the regulatory application for the Frontier oil sands project was submitted to the regulatory authorities, which is a significant milestone in advancing the project towards commercial production. The federal government subsequently referred the application to an independent review panel, allowing provincial and federal regulatory reviews of Frontier to be conducted in parallel. This has the potential to reduce the regulatory timeline while maintaining a thorough and rigorous review.

o
In January 2012, we announced an agreement to acquire SilverBirch Energy Corporation (“SilverBirch”) for a net cash outlay of $435 million, which will give us full ownership of the Frontier project, including the Equinox property. The acquisition is subject to SilverBirch shareholder and various regulatory approvals and is expected to occur on or before April 16, 2012. This will increase our total contingent resource by 67% to 3.5 billion barrels of bitumen.

2	Teck Resources Limited 2011 Fourth Quarter News Release

This news release is dated as at February 9, 2012. Unless the context otherwise dictates, a reference to “Teck,” “the company,” “us,” “we,” or “our” refers to Teck and its subsidiaries. Additional information, including our annual information form and management’s discussion and analysis for the year ended December 31, 2010, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Overview

Our continued focus on expanding coal and copper production is having a positive impact on our business and financial results. In coal, investments in new mining equipment, plant upgrades and people have resulted in substantial increases in material moved, which will permit increased coal production. Our investments at Carmen de Andacollo and Antamina have and will continue to generate increased copper production from those two operations and we continue to advance our other late stage copper development projects, particularly Quebrada Blanca Phase 2 and Relincho. We also seek to strengthen our energy business unit with the announcement of our proposed acquisition of SilverBirch Energy Corporation.

We enjoyed strong markets during the year, with record average prices for both coal and copper, though prices declined significantly as the year drew to a close. While there was a significant rebound in copper prices subsequent to year end, coal prices have not rebounded and coal markets remain weaker than those we experienced in the first half of 2011. Unit operating costs have also increased as a result of higher input costs, lower grades and higher stripping ratios at many of our mines.

The liability management transactions we undertook in 2010 have resulted in a significant decrease in our finance expense, despite a successful bond issue in mid-2011, which increased our debt levels. The proceeds of the bond issue, together with strong cash flow from our operations, allowed us to build our cash balance to $4.4 billion. This was after record investment in plant and equipment, increased dividends and share buy backs. Our anticipated cash flow, strong liquidity and cash position, together with access to capital markets, should provide the financial capacity necessary to fund our attractive portfolio of growth projects.

3	Teck Resources Limited 2011 Fourth Quarter News Release

Profit and Adjusted Profit*

Adjusted profit, which excludes the effect of certain transactions described in the table below, was $613 million, or $1.04 per share, in the fourth quarter of 2011 compared with $512 million, or $0.87 per share in the same period a year ago. The higher adjusted profit was primarily due to significantly higher coal prices, partially offset by lower sales volumes of zinc and coal.

Other items affecting profit attributable to shareholders in the fourth quarter were a gain related to an increase in the fair value of our option to call certain of our high yield notes prior to their maturity, which resulted from declining market interest rates in the quarter. In addition, we incurred a one-time charge in connection with a labour settlement at our Highland Valley Copper mine. Pricing adjustments were minimal in the fourth quarter of 2011 compared with $38 million of after-tax positive pricing adjustments in the fourth quarter of 2010. Profit attributable to shareholders was $637 million, or $1.08 per share, in the fourth quarter compared with $325 million or $0.55 per share in the same period last year.

	Three months ended December 31,		Year ended December 31,
($ in millions)	2011	2010	2011	2010

Profit attributable to shareholders as reported	$637	$325	$2,668	$1,820
Add (deduct):
Asset sale gains	(1)	(2)	(146)	(768)
Foreign exchange gains	(14)	(25)	(4)	(65)
Derivative gains	(61)	(86)	(128)	(153)
Collective agreement charge	29	-	55	-
Financing items	-	289	-	658
Asset write-downs	23	-	23	-
Tax items	-	11	-	11
Adjusted profit	$613	$512	$2,468	$1,503
Adjusted earnings per share	$1.04	$0.87	$4.18	$2.55

*
Our financial results are prepared in accordance with International Financial Reporting Standards (“IFRS”), which is now GAAP in Canada. This news release refers to adjusted profit, EBITDA and gross profit before depreciation and amortization, which are not measures recognized under IFRS in Canada and do not have a standardized meaning prescribed by IFRS or GAAP in the United States. For adjusted profit we adjust profit as reported to remove the effect of certain kinds of transactions in these measures. EBITDA is profit before net finance expense, income taxes, depreciation and amortization. Gross profit before depreciation and amortization is gross profit with depreciation and amortization added back. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. We disclose these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe they are of assistance in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors.

4	Teck Resources Limited 2011 Fourth Quarter News Release

Business Unit Results

Our business unit results are presented in the tables below.

Three months ended December 31
($ in millions)	Revenues		Gross profit before depreciation and amortization		Gross profit
	2011	2010	2011	2010	2011	2010

Copper	$778	$775	$339	$441	$254	$373
Coal	1,434	1,215	891	682	781	550
Zinc	760	726	204	229	177	204
Total	$2,972	$2,716	$1,434	$1,352	$1,212	$1,127

Year ended December 31

($ in millions)	Revenues		Gross profit before depreciation and amortization		Gross profit
	2011	2010	2011	2010	2011	2010

Copper	$3,108	$2,509	$1,674	$1,462	$1,369	$1,190
Coal	5,641	4,351	3,306	2,261	2,800	1,713
Zinc	2,765	2,363	808	715	708	619
Total	$11,514	$9,223	$5,788	$4,438	$4,877	$3,522

Gross profit before depreciation and amortization from our copper business unit decreased by $102 million in the fourth quarter compared with a year ago, as a result of lower copper prices and a one-time pre-tax $44 million labour settlement charge at our Highland Valley Copper mine. These items were partly offset by a 12% increase in sales volumes due to higher production levels and timing of shipments last year. Copper production in the fourth quarter rose by 5% to 89,000 tonnes compared with a year ago, primarily as a result of improved production at Highland Valley Copper, Carmen de Andacollo and Antamina. Copper prices averaged US$3.40 per pound in the fourth quarter of 2011, a decrease of 13% from US$3.92 per pound in the same period a year ago.

Gross profit before depreciation and amortization from our coal business unit increased by $209 million in the fourth quarter compared with a year ago, primarily due to significantly higher coal prices. Lower sales volumes and higher unit operating costs partially offset the higher coal prices. Coal production was on target in the fourth quarter, increasing by 11% over last year to 6.7 million tonnes. This was the result of our significant investment in mobile equipment and workforce to implement our planned expansion. Unit cost of product sold in the fourth quarter, before transportation and depreciation charges, of $65 per tonne improved from previous quarters this year but increased by 20%, or $11 per tonne, over the same quarter of 2010 due primarily to increased contractor costs, higher strip ratios and significantly higher prices for diesel and explosives. Coal sales of 5.5 million tonnes in the fourth quarter were below production levels and 7% lower than the same period last year. The decrease in fourth quarter sales volume compared with the same quarter in 2010 reflects the weaker market conditions. Global economic conditions and softer steel prices have caused many steel producers to slow their production and be cautious in purchasing raw materials. While we continue to develop our

5	Teck Resources Limited 2011 Fourth Quarter News Release

production capacity, our plans allow for flexibility to adapt to changes in demand. We realized an average coal price of US$253 per tonne in the fourth quarter, which was lower than the record high prices achieved earlier in 2011, but still up 27% over the same period a year ago.

Gross profit before depreciation and amortization from our zinc business unit decreased by $25 million in the fourth quarter compared with a year ago partly due to lower zinc and lead prices and lower sales volumes from Red Dog. Zinc and lead sales volumes from Red Dog declined by 11% and 20%, respectively, as customers had accelerated deliveries of zinc and lead in the fourth quarter of 2010. Lead sales were also lower due to reduced annual lead production levels as a result of lower ore grades from the Aqqaluk pit. Refined zinc and lead production from Trail increased by 6% and 71%, respectively, compared with a year ago as a result of improved performance in all areas of the plant, increased throughput, and the impact of maintenance shutdowns in the fourth quarter of 2010.

Revenues

Revenues from operations were $3.0 billion in the fourth quarter compared with $2.7 billion a year ago. Revenues from our copper business unit were similar to the same period a year ago as higher sales volumes were offset by lower copper prices. Coal revenues increased by $219 million compared with the fourth quarter of 2010 due to significantly higher realized coal prices, partially offset by a 7% decline in sales volumes. Revenues from our zinc business unit rose slightly from a year ago as higher sales volumes from Trail were offset by lower volumes from Red Dog and lower zinc and lead prices.

Average Prices and Exchange Rates*

	Three months ended			Year ended
	December 31,			December 31,
	2011	2010	% Change	2011	2010	% Change

Copper (LME Cash - US$/pound)	3.40	3.92	-13%	4.00	3.42	+17%
Coal (realized - US$/tonne)	253	200	+27%	257	181	+42%
Zinc (LME Cash - US$/pound)	0.86	1.05	-18%	0.99	0.98	+1%
Silver (LME PM fix – US$/ounce)	32	27	+19%	35	20	+75%
Molybdenum (published price - US$/pound)	13	16	-19%	15	16	-6%
Lead (LME Cash - US$/pound)	0.90	1.08	-17%	1.09	0.97	+12%
Cdn/U.S. exchange rate (Bank of Canada)	1.02	1.01	+1%	0.99	1.03	-4%

*
Except for coal prices, the average commodity prices disclosed above are based on published benchmark prices and are provided for information only. Our actual revenues are determined using commodity prices and other terms and conditions specified in our various sales contracts with our customers. The molybdenum price is the price published in Platts Metals Week.

6	Teck Resources Limited 2011 Fourth Quarter News Release

BUSINESS UNIT RESULTS

The table below shows our production and sales of our major commodities.

	Units (000's)	Production				Sales
		Fourth Quarter		Year-To-Date		Fourth Quarter		Year-To-Date
		2011	2010	2011	2010	2011	2010	2011	2010

Principal products

Copper (note 1 & 2)
Contained in concentrate	tonnes	69	60	251	216	72	55	256	209
Cathode	tonnes	20	25	70	97	19	26	70	101
		89	85	321	313	91	81	326	310

Coal	tonnes	6,698	6,028	22,785	23,109	5,547	5,950	22,207	23,167
Zinc
Contained in concentrate	tonnes	150	153	646	645	209	241	631	696
Refined	tonnes	75	70	291	278	75	68	289	274

Other products
Lead
Contained in concentrate	tonnes	22	17	84	110	32	41	78	130
Refined	tonnes	22	13	86	72	21	13	84	70

Molybdenum
Contained in concentrate	pounds	3,937	2,665	10,983	8,557	3,978	2,264	11,122	8,060

(1)
We include 100% of production and sales from our Highland Valley Copper, Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we own 97.5%, 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate equity interest in Antamina.

(2)
Includes pre-commercial production and sales volumes from Carmen de Andacollo prior to September 30, 2010. Production of copper contained in concentrate during the pre-commercial start-up period in the nine months ended September 30, 2010 was 20,700 tonnes. Sales of copper contained in concentrate during the pre-commercial start-up in the nine months ended September 30, 2010 was 16,000 tonnes.

7	Teck Resources Limited 2011 Fourth Quarter News Release

REVENUES AND GROSS PROFIT
QUARTER ENDED DECEMBER 31

Our revenue, gross profit before depreciation and gross profit by business unit are summarized in the table below:

($ in millions)	Revenues		Gross profit before depreciation and amortization		Gross profit
	2011	2010	2011	2010	2011	2010

Copper
Highland Valley Copper	$275	$221	$92	$127	$64	$120
Antamina	202	172	149	116	142	111
Quebrada Blanca	139	196	46	108	17	74
Carmen de Andacollo	126	146	42	66	26	50
Duck Pond	36	40	10	24	5	18
	778	775	339	441	254	373

Coal (note 1)	1,434	1,215	891	682	781	550

Zinc
Trail	491	356	48	43	36	32
Red Dog	339	427	159	213	144	199
Other	3	13	-	2	-	2
Inter-segment sales	(73)	(70)	(3)	(29)	(3)	(29)
	760	726	204	229	177	204
TOTAL	$2,972	$2,716	$1,434	$1,352	$1,212	$1,127

(1)
Our coal business unit represents our interest in six operating mines. We wholly own the Fording River, Coal Mountain, Line Creek and Cardinal River mines, and have a 95% partnership interest in the Elkview mine and an 80% joint venture interest in the Greenhills mine.

8	Teck Resources Limited 2011 Fourth Quarter News Release

REVENUES AND GROSS PROFIT
YEAR ENDED DECEMBER 31

Our revenue, gross profit before depreciation and gross profit by business unit are summarized in the table below:

($ in millions)	Revenues		Gross profit before depreciation and amortization		Gross profit
	2011	2010	2011	2010	2011	2010

Copper
Highland Valley Copper	$997	$828	$486	$487	$396	$407
Antamina	799	641	588	420	565	399
Quebrada Blanca	562	697	255	406	160	288
Carmen de Andacollo	608	208	288	91	213	59
Duck Pond	142	135	57	58	35	37
	3,108	2,509	1,674	1,462	1,369	1,190

Coal (note 1)	5,641	4,351	3,306	2,261	2,800	1,713

Zinc
Trail	1,989	1,447	256	155	207	107
Red Dog	1,008	1,106	547	571	496	524
Other	18	40	2	9	2	8
Inter-segment sales	(250)	(230)	3	(20)	3	(20)
	2,765	2,363	808	715	708	619
TOTAL	$11,514	$9,223	$5,788	$4,438	$4,877	$3,522

(1)
Our coal business unit represents our interest in six operating mines. We wholly own the Fording River, Coal Mountain, Line Creek and Cardinal River mines, and have a 95% partnership interest in the Elkview mine and an 80% joint venture interest in the Greenhills mine.

9	Teck Resources Limited 2011 Fourth Quarter News Release

COPPER

Highland Valley Copper (97.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Year ended
	December 31,		December 31,
	2011	2010	2011	2010

Tonnes milled (000's)	11,653	11,112	42,284	42,488

Copper
Grade (%)	0.27	0.25	0.26	0.27
Recovery (%)	87.7	84.5	87.6	86.3
Production (000's tonnes)	27.3	23.9	97.3	98.5
Sales (000's tonnes)	30.4	23.0	103.9	97.8

Molybdenum (million pounds)
Production	2.8	2.0	7.9	6.9
Sales	3.1	1.8	8.4	6.7

Cost of sales ($ millions)
Operating costs (note 1)	$171	$85	$474	$307
Distribution costs	$12	$9	$37	$34
Depreciation and amortization	$28	$7	$90	$80

Gross profit summary ($ millions) (note 2)
Before depreciation and amortization	$92	$127	$486	$487
Depreciation and amortization	(28)	(7)	(90)	(80)
After depreciation and amortization	$64	$120	$396	$407

(1)	Cost of sales in the fourth quarter includes a $44 million one-time labour settlement charge.
(2)	Results do not include a provision for the 2.5% non-controlling interest in Highland Valley Copper.

The decline in Highland Valley Copper's fourth quarter gross profit before depreciation and amortization was due mainly to a one-time labour settlement cost of $44 million for the new 5-year labour agreement ratified in the quarter.

Copper production of 27,300 tonnes was 14% higher than the same period last year primarily as a result of additional mill throughput and both improved feed grades and recoveries. Higher grade production from the east wall of the Valley pit has started to become available below the recently completed buttress project and will be a significant feed source for the mill in 2012. Molybdenum production of 2.8 million pounds increased by 40% over the corresponding period last year primarily due to higher feed grades. Copper sales of 30,400 tonnes were 32% higher than the same period last year as a result of the higher production and timing of shipments.

Operating costs charged to cost of sales were $171 million, double the comparable period last year. This was due to the effect of significantly higher sales volumes and the one-time labour settlement costs. In addition, a greater proportion of costs were capitalized as part of the mine life expansion program in 2010.

10	Teck Resources Limited 2011 Fourth Quarter News Release

Construction of the $475 million mill modernization project that was announced last September has commenced. Detailed engineering is 12% complete and excavation work has begun. The project is expected to increase throughput by 10% and improve metal recoveries over the life of the mine, with completion expected in the fourth quarter of 2013. Permit amendments were received for both the Lornex extension project, which commenced overburden stripping in the quarter, and for upgrades to the tailings system. A new life of mine plan was also developed that will see the operation extend to 2026 at the expanded throughput rate. A $58 million tailings upgrade project was approved, which involves construction of new tailings disposal lines and a new cyclone plant. The expansion is not based on a technical report filed under National Instrument 43-101. Highland Valley Copper’s annual copper production is estimated to range between 100,000 to 150,000 tonnes of contained copper, depending on ore grades and hardness, for an average of 125,000 tonnes per year after completion of the modernization project.

Highland Valley Copper production in 2012 is expected to be in the range of 105,000 to 110,000 tonnes of copper. Molybdenum production in 2012 is expected to be similar to 2011.

11	Teck Resources Limited 2011 Fourth Quarter News Release

Antamina (22.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Year ended
	December 31,		December 31,
	2011	2010	2011	2010

Tonnes milled (000's)
Copper-only ore	6,930	5,895	25,335	18,996
Copper-zinc ore	2,726	3,452	12,259	17,511

	9,656	9,347	37,594	36,507
Copper (note 1)
Grade (%)	1.15	1.06	1.04	1.00
Recovery (%)	87.4	85.3	85.9	82.2
Production (000's tonnes)	95.0	83.7	333.7	301.5
Sales (000's tonnes)	97.6	66.9	337.0	289.4

Zinc (note 1)
Grade (%)	2.03	2.59	2.26	2.62
Recovery (%)	81.4	85.5	84.4	84.8
Production (000's tonnes)	47.6	77.4	235.4	386.2
Sales (000's tonnes)	44.4	87.5	232.8	409.4

Molybdenum (million pounds)
Production	5.0	3.2	13.8	7.5
Sales	3.9	1.9	12.3	6.1

Cost of sales (US$ millions)
Operating costs	$154	$119	$563	$521
Distribution costs	$25	$23	$92	$98
Royalties and other costs (note 2)	$34	$70	$204	$236
Depreciation and amortization	$30	$31	$110	$98

Gross profit summary (our 22.5% share) ($ millions)
Before depreciation and amortization	$149	$116	$588	$420
Depreciation and amortization	(7)	(5)	(23)	(21)
After depreciation and amortization	$142	$111	$565	$399

(1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.
(2)	In addition to royalties paid by Antamina, we also pay a royalty in connection with the acquisition of our interest in Antamina equivalent to 7.4% of our share of cash flow distributed by the mine.

The increase in our 22.5% share of Antamina’s gross profit before depreciation and amortization in the fourth quarter was due to significantly higher copper sales volumes, which increased by 46%, partially offset by a 49% decrease in zinc sales volumes, and lower copper and zinc prices.

12	Teck Resources Limited 2011 Fourth Quarter News Release

Tonnes milled in the fourth quarter were 3% higher than a year ago. The mix of mill feed in the fourth quarter was 67% copper-only ore, 22% copper-zinc ore and 11% bornite ore, compared with 60%, 31% and 9%, respectively, in the same period a year ago. Copper production, on a 100% basis, was 95,000 tonnes compared with 83,700 tonnes in the fourth quarter of 2010 as a result of the higher proportion of copper-only ores processed in the quarter as well as higher copper grades and recoveries. As anticipated, zinc production decreased significantly to 47,600 tonnes from 77,400 tonnes in the same period a year ago due to a 28% decrease in copper-zinc ore processed in the quarter as well as lower zinc grades and recoveries. Molybdenum production was significantly higher in the fourth quarter compared with a year ago as a result of higher throughput of copper-only ores with higher molybdenum grades.

In early February 2012, as part of a major expansion project to increase ore throughput capacity to 130,000 tonnes per day, Antamina successfully commissioned ball mill number four, which is operating at 100% capacity. SAG mill number two remains in the commissioning phase, which commenced in December, 2011. The SAG mill is expected to receive ore feed in early February. In the flotation areas of the project, good progress is being made towards anticipated final commissioning of the copper and zinc flotation in March and the molybdenum circuit in June.

Antamina has almost doubled its fleet in the mine with the addition of 30 haul trucks, two large shovels and other support equipment. In addition, the Antamina power system expansion was completed with the commissioning of a 55 kilometre power line and 200kv substation. Management continues to forecast a ramp-up to full productive capacity by the end of the first quarter of 2012. A final estimation of capital spending for the expansion will be determined at that time. The expansion is not based on a technical report filed under National Instrument 43-101.

Our 22.5% share of Antamina’s copper production in 2012 is expected to increase approximately 30% and be in the range of 95,000 to 100,000 tonnes as a greater proportion of copper-only ore is planned to be mined, which is expected to increase by approximately 50% in 2012. Our 22.5% share of zinc production is expected to be in the range of 40,000 to 45,000 tonnes.

13	Teck Resources Limited 2011 Fourth Quarter News Release

Quebrada Blanca (76.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Year ended
	December 31,		December 31,
	2011	2010	2011	2010

Tonnes placed (000's)
Heap leach ore	1,796	1,881	6,621	7,821
Dump leach ore	6,030	6,546	23,288	19,607

	7,826	8,427	29,909	27,428
Grade (TCu%) (note 1)
Heap leach ore	0.84	0.81	0.90	0.87
Dump leach ore	0.43	0.39	0.46	0.44

Production (000's tonnes)
Heap leach ore	10.6	9.6	33.6	51.5
Dump leach ore	7.1	12.0	29.8	34.7

	17.7	21.6	63.4	86.2

Sales (000's tonnes)	17.5	22.7	63.5	89.8

Cost of sales (US$ million)
Operating costs	$88	$86	$301	$275
Distribution costs	$2	$2	$7	$9
Depreciation and amortization	$29	$34	$96	$115

Gross profit summary ($ millions) (note 2)
Before depreciation and amortization	$46	$108	$255	$406
Depreciation and amortization	(29)	(34)	(95)	(118)
After depreciation and amortization	$17	$74	$160	$288

(1)	TCu% is the percent assayed total copper grade.
(2)	Results do not include a provision for the 23.5% non-controlling interest in Quebrada Blanca.

The decline in Quebrada Blanca’s gross profit before depreciation and amortization in the fourth quarter was due to lower copper prices and reduced sales volumes as a result of a decline in production levels, as described below.

Quebrada Blanca is now transitioning from a high grade heap leach operation to a lower grade dump leach operation and processing a greater proportion of dump leach ore in the quarter compared with a year ago. As a result, copper production was 18% lower than the fourth quarter of 2010.

On February 7, 2012, we announced that a new 46-month labour agreement was ratified by the workers’ union. The new agreement replaces the agreement that expired in January and covers the period from February, 2012 to November, 2015. One-time settlement costs related to the new labour agreement were US$6 million, and will be recorded in the first quarter of 2012.

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Quebrada Blanca’s production in 2012 is expected to be in the range of 65,000 to 70,000 tonnes of copper cathode.

Carmen de Andacollo (90%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Year ended
	December 31,		December 31,
	2011	2010	2011	2010

Tonnes milled (000’s)	3,763	3,686	14,751	9,685
Copper (note 1)
Grade (%)	0.51	0.45	0.51	0.45
Recovery (%)	89.5	81.9	88.2	78.6
Production (000’s tonnes)	17.3	14.1	66.1	34.8
Sales (000’s tonnes)	16.2	14.1	63.0	30.7

Gold (000’s ounces) (note 2)
Production	15.8	11.3	54.3	27.7
Sales	12.2	11.0	47.5	24.0

Copper cathode (000’s tonnes)
Production	1.8	2.7	6.3	10.3
Sales	1.3	2.6	6.0	10.9

Cost of sales (US$ million)
Operating costs	$78	$73	$304	$108
Distribution costs	$6	$6	$22	$7
Depreciation and amortization	$15	$17	$76	$32

Gross profit summary ($ millions) (note 3)
Before depreciation and amortization	$42	$66	$288	$91
Depreciation and amortization	(16)	(16)	(75)	(32)
After depreciation and amortization	$26	$50	$213	$59

(1)
Includes pre-commercial production and sales volumes from Carmen de Andacollo prior to September 30, 2010. Production of copper contained in concentrate during the pre-commercial start-up period was 20,700 tonnes for the nine months ended September 30, 2010. Sales of copper contained in concentrate during the pre-commercial start-up were 16,600 tonnes for the nine months ended September 30, 2010.

(2)	Carmen de Andacollo processes 100% of gold mined, but 75% of the gold produced is for the account of Royal Gold Inc.
(3)	Results do not include a provision for the 10% non-controlling interest in Andacollo.

The decrease in Carmen de Andacollo’s gross profit before depreciation and amortization in the fourth quarter was primarily due to lower copper prices compared with the same period a year ago, partly offset by increased sales volumes.

During the fourth quarter, concentrator throughput was 40,900 tonnes per day. Copper production in the fourth quarter rose 23% to 17,300 tonnes compared with a year ago as a result of higher ore grades and improved recoveries. The mill is now operating at higher rates compared with the fourth quarter of 2010 when commercial production commenced.

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Work continues on a study to examine adding more plant capacity to increase annual copper production to a range of 100,000 to 120,000 tonnes. The study includes drilling to confirm additional ore reserves and addresses the key issues of availability of process water and permitting requirements. The study is expected to be completed during the first quarter of 2012. The planned plant throughput and production improvements noted above are not based on a technical report filed under National Instrument 43-101.

The labour agreement with the workers’ union that expired in December, 2011 was replaced by a new 45-month labour agreement, ratified by the workers’ union, which commenced January, 2012 and will end September, 2015. One-time settlement costs related to the new labour agreement were US$10 million, which will be recorded in the first quarter of 2012.

Carmen de Andacollo’s production in 2012 is expected to be in the range of 70,000 to 75,000 tonnes of copper in concentrate and 5,000 tonnes of copper cathode.

Duck Pond (100%)

Duck Pond’s gross profit before depreciation and amortization was $10 million in the fourth quarter compared with $24 million in the same period last year. Copper and zinc production in the fourth quarter were 3,300 tonnes and 5,000 tonnes, respectively, compared with 3,700 tonnes and 5,800 tonnes, respectively, last year. The lower production was a result of lower grades and throughput. Copper and zinc sales in the fourth quarter were 3,800 tonnes and 7,700 tonnes, respectively, compared with 4,000 tonnes and 4,900 tonnes, respectively, last year. The lower gross profit was primarily due to lower realized metal prices compared to the same quarter a year ago, despite significantly higher zinc sales in the current quarter.

Copper and zinc production for 2011 were 13,200 tonnes and 21,300 tonnes, respectively. This compares with copper production of 15,000 tonnes and 20,200 tonnes of zinc production in 2010.

Duck Pond’s production in 2012 is expected to be in the range of 10,000 to 15,000 tonnes of copper and between 15,000 to 20,000 tonnes of zinc.

Copper Development Projects

Quebrada Blanca Phase 2

Work continues on finalizing the feasibility study for the Quebrada Blanca hypogene project by the end of the first quarter of 2012. As indicated previously, production could average approximately 200,000 tonnes of copper and 5,000 tonnes of molybdenum per year in concentrates over a 30 year mine life. There is potential for higher production rates during the first ten years of operation, with production commencing as early as 2016. Infill and exploration drilling continue to produce encouraging results and a new resource and reserve estimate will be completed following the feasibility study. The project will face the same industry-wide cost pressures as seen on other large scale projects contemplated for development.

As part of the ongoing project work plan for 2012, the Social Environmental Impact Assessment (“SEIA”) is expected to be submitted to the Chilean authorities during the second quarter. There are issues yet to be resolved during 2012, such as securing long-term power supply for the project and settling project financing arrangements with other shareholders. During 2012, partial

16	Teck Resources Limited 2011 Fourth Quarter News Release

funding of the project is expected to allow engineering to continue and the procurement of long lead equipment to begin so that the schedule for a 2016 start-up can be maintained.

Relincho

Subsequent to completion of the pre-feasibility study for the development of a 140,000 tonnes per day concentrator project, a feasibility study for Relincho was commenced in the third quarter of 2011. As per the prefeasibility design, production would average 180,000 tonnes per year of copper and 6,000 tonnes per year of molybdenum over the 22 year mine life, with higher production in the first five years. The feasibility study is expected to be complete by the first quarter of 2013. Exploration and geotechnical drilling are ongoing and a new resource and reserve estimate is expected at the completion of the feasibility study.

Galore Creek (50%)

Subsequent to the completion of the prefeasibility study in July, 2011 for the Galore Creek project, work on an advanced engineering program to consider additional development options was completed in the fourth quarter. As a result of this work, the partners have approved a $25 million work program for 2012 which will focus primarily on field work such as infill and geotechnical drilling to support these development options. Some additional engineering and environmental studies will also continue.

COAL

Teck Coal Partnership (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Year ended
	December 31,		December 31,
	2011	2010	2011	2010

Production (000's tonnes)	6,698	6,028	22,785	23,109

Sales (000's tonnes)	5,547	5,950	22,207	23,167

Average sale price
US$/tonne	$253	$200	$257	$181
C$/tonne	$259	$204	$254	$188

Operating expenses (C$/tonne)
Cost of product sold	$65	$54	$73	$58
Transportation	$33	$35	$32	$32
Depreciation and amortization	$20	$23	$23	$24

Gross profit summary ($ millions)
Before depreciation and amortization	$891	$682	$3,306	$2,261
Depreciation and amortization	(110)	(132)	(506)	(548)
After depreciation and amortization	$781	$550	$2,800	$1,713

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Gross profit before depreciation and amortization in the fourth quarter was up 31% over last year due primarily to higher US dollar selling prices, partially offset by lower sales volumes and higher unit cost of product sold.

Production for the fourth quarter increased by 11% compared with the same quarter of 2010. Movement of overburden that must be removed to expose raw coal in the fourth quarter was up 14% over last year. Our investments in mobile equipment and workforce, made to advance our expansion plans, have significantly increased our capacity to move overburden and expose raw coal. During 2011, we increased our haul truck fleet by 23 units and our shovel fleet by 2 units. In addition, we replaced 21 existing haul trucks and 3 existing shovels. This new large capacity equipment increases the overall productivity and efficiency of our mobile equipment fleets. We have also increased our workforce by approximately 500 people. We completed the expansion of the processing plant at our Greenhills mine during 2011 and the plant expansion at Elkview is expected to be completed in the first quarter of 2012.

Our production capacity has increased, giving us the ability to produce 24.5 to 25.5 million tonnes of clean coal in 2012. Actual production will depend on customer demand.

The decrease in fourth quarter sales volume compared with the same quarter in 2010 reflects the weaker market conditions. Global economic conditions and falling steel prices have caused many steel producers to slow their production and be cautious in purchasing raw materials.

The average coal price of US$253 per tonne in the fourth quarter was down from the record high prices achieved earlier in 2011, but still up 27% over last year. Market conditions turned downward in the third quarter and continued to weaken through the fourth quarter as uncertainty over the global economic conditions grew. By historical standards, however, prices for high quality steelmaking coal remain relatively high. We have agreed on prices with our quarterly contract customers for the first quarter of 2012. Pricing of approximately US$235 per tonne for our highest quality product is consistent with prices reportedly achieved by our competitors. As of the date of this release, we have sold approximately 5.3 million tonnes of coal for delivery in the first quarter at an average price of US$230 per tonne. We may choose to sell additional tonnage on the spot market, which would increase sales volumes, but such gains could be offset by delays in customer vessels. Vessel nominations for quarterly contract tonnage are determined by our customers and deliveries depend on vessels arriving at port as scheduled. The spread between the quarterly benchmark price and spot prices tends to widen in a weaker market. Additional spot sales or further delays to quarterly contract vessels could cause average pricing to decline.

Unit cost of product sold in the fourth quarter before transportation and depreciation charges of $65 per tonne improved from previous quarters in 2011, but increased by 20%, or $11 per tonne, over the same quarter of 2010. This was due to increased contractor costs, higher strip ratios and significantly higher prices for diesel and explosives. We continue to experience cost pressures arising from general inflation in most of our input cost categories. Excluding the impact of the $40 million union labour settlement costs recorded in the second quarter, our unit cost of product sold continued to fall in each successive quarter of 2011, from $76 per tonne in the first quarter, to $73 per tonne in the second quarter, to $70 per tonne in the third quarter, to $65 in the fourth quarter. We will continue to realize unit cost benefits of higher coal volumes in 2012, although this benefit is expected to be offset by inflationary pressures on most of our input costs. We currently expect our 2012 annual cost of product sold to fall within a range of $72 to $78 per tonne, for our current production plans.

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Unit transportation costs were $33 per tonne compared with $35 per tonne in the same quarter in 2010 due primarily to lower port loading charges under one of our agreements. We currently expect our 2012 annual unit transportation costs to fall within the range of $34 to $38 per tonne.

As a result of the drilling program at our coal mines, we have expanded our high quality reserves by 62% from 665 million tonnes at the end of 2010 to approximately 1.1 billion tonnes, resulting in a $4 per tonne reduction in our per unit depreciation charge.

The feasibility study for the re-opening of our Quintette mine in northeast British Columbia is progressing. Additional work is ongoing to ensure water management plans are complete for inclusion in the permit application and to update the mine plan based on additional drilling. This information will be included in the study, which is now due for completion in the second quarter of 2012. Long-lead equipment items, including trucks, shovels and drills, have been ordered, preliminary on-site work has commenced and stakeholder consultation processes are ongoing. Assuming that permits are approved on a timely basis and that development proceeds as currently planned, the mine could be in production in the second half of 2013 with production ramping up to approximately three million tonnes per year.

Work is ongoing to develop and implement selenium management plans for each of our six operating coal mines and for the Quintette project. It is also possible that permitting for current and future projects may be delayed or withheld until appropriate selenium management plans are developed and implemented. We have begun to implement a number of measures, including a water treatment plant, entailing expenditures of $72 million over the next 3 years, however, our plans are not yet complete and additional costs may be incurred, which may be significant.

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ZINC

Trail (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Year ended
	December 31,		December 31,
	2011	2010	2011	2010

Metal production
Zinc (000's tonnes)	74.6	70.5	291.2	278.3
Lead (000's tonnes)	21.6	12.6	85.6	71.5
Silver (million ounces)	5.8	3.8	21.8	19.9

Metal sales
Zinc (000's tonnes)	75.1	68.7	289.1	274.2
Lead (000's tonnes)	21.7	13.1	84.2	70.2
Silver (million ounces)	5.8	3.7	21.7	19.6

Cost of sales ($ millions)
Concentrates	$312	$186	$1,258	$847
Operating costs	$103	$106	$373	$353
Distribution costs	$28	$21	$102	$92
Depreciation and amortization	$12	$11	$49	$48

Gross profit summary ($ millions)
Before depreciation and amortization	$48	$43	$256	$155
Depreciation and amortization	(12)	(11)	(49)	(48)
After depreciation and amortization	$36	$32	$207	$107

Gross profit at Trail before depreciation and amortization in the fourth quarter increased slightly over the same period a year ago due primarily to higher silver production and silver prices. Increased production and sales volumes for zinc and lead in the fourth quarter were offset by lower prices. Production of zinc and lead increased due to improved performance of all plants and increased throughput during 2011 compared with 2010. In the fourth quarter of 2010, production and sales volumes were affected by a planned maintenance shutdown of the Kivcet lead smelter and one of the two zinc roasters.

Concentrate purchase costs were higher in the fourth quarter, which reflected higher silver prices and increased throughput compared with the same period a year ago. In the fourth quarter, operating costs increased as expenses for energy and supplies increased consistent with higher production, although the impact was offset by lower non-routine maintenance expenses, which were higher in the fourth quarter of 2010 due to the planned shutdown.

Trail’s production in 2012 is expected to be in the range of 280,000 to 290,000 tonnes of refined zinc, 85,000 tonnes of refined lead and 21 million ounces of silver.

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Red Dog (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Year ended
	December 31,		December 31,
	2011	2010	2011	2010

Tonnes milled (000's)	856	835	3,673	3,572

Zinc
Grade (%)	19.7	18.8	19.1	18.2
Recovery (%)	80.0	83.8	81.5	82.8
Production (000's tonnes)	135.3	130.2	572.2	538.0
Sales (000's tonnes)	191.8	216.2	555.9	584.6

Lead
Grade (%)	5.5	5.0	5.0	5.4
Recovery (%)	46.4	41.7	45.9	57.0
Production (000's tonnes)	22.1	17.3	84.0	109.9
Sales (000's tonnes)	32.7	40.8	78.3	129.9

Cost of sales (US$ millions)
Operating costs	$88	$85	$219	$227
Distribution costs	$41	$45	$114	$120
Royalties (NANA)	$47	$81	$129	$173
Depreciation and amortization	$15	$14	$51	$46

Gross profit summary ($ millions)
Before depreciation and amortization	$159	$213	$547	$571
Depreciation and amortization	(15)	(14)	(51)	(47)
After depreciation and amortization	$144	$199	$496	$524

Red Dog’s gross profit before depreciation and amortization decreased by $54 million in the fourth quarter compared with the same period last year primarily due to lower metal prices and reduced sales volumes. Zinc sales volumes in the fourth quarter decreased by 11% compared with the same period a year ago as customers had accelerated deliveries of zinc and lead in the fourth quarter of 2010. Lead sales volumes decreased by 20%, partly reflecting reduced 2011 annual production levels and acceleration of sales in the fourth quarter of 2010.

Zinc production of 135,300 tonnes rose 4% compared with the same period a year ago primarily as a result of higher throughput. Lead production increased to 22,100 tonnes compared with 17,300 tonnes in the fourth quarter of 2010 as grades and recoveries were affected when mining initial ore from Aqqaluk in the fourth quarter of 2010.

For the year, a new record was achieved for mill throughput at 3.67 million tonnes, 3% higher than the previous year. The higher mill throughput and zinc grades were partially offset by lower recoveries resulting in an additional 34,000 tonnes of zinc production in 2011, a 6% increase

21	Teck Resources Limited 2011 Fourth Quarter News Release

over 2010. Lead production for 2011 declined by 26,000 tonnes, as the higher throughput was offset by the lower grade and recovery of the near surface Aqqaluk ore.

A major capital project was successfully commissioned in December with the installation of the two IsaMills in the zinc re-grind circuit. During 2012, circuit performance will be optimized to take advantage of a finer grind to allow for improved recovery of the Aqqaluk ore in comparison to processing the same ore through the older tower mills.

Zinc available for sale from January 1, 2012 to the beginning of next year’s shipping season totals 205,000 tonnes. Zinc sales volumes in the first quarter of 2012 are estimated to be approximately 95,000 tonnes. All offsite lead inventories had been sold as of the end of the year.

Red Dog’s production of contained metal in 2012 is expected to be in the range of 525,000 to 545,000 tonnes of zinc and 70,000 tonnes of lead. In accordance with the agreements governing our development of the mine, the net profits royalty that we pay to NANA Development Inc. increases to 30% in the fourth quarter of 2012 from the current 25%.

ENERGY

Fort Hills Project (20%)

Engineering studies are ongoing to update the design basis for the project and improve the accuracy of the cost estimates in anticipation of a project sanction decision by the partners in 2013. Should the partners sanction Fort Hills (Phase 1), production is anticipated to start in mid-2016, ramping up to approximately 160,000 barrels per day of bitumen production.

Our share of the 2011 Fort Hills spending was $54 million. Suncor, operator of Fort Hills, has provided a 2012 preliminary project spending estimate of approximately $800 million, which includes; engineering, site preparation activities, procurement of some long lead items and early works. Our share of the 2012 forecast spending would be $220 million, including our ongoing earn-in commitments.

Frontier Project (50%)

The Frontier Project has been designed for up to four production lines with a total capacity of approximately 277,000 barrels per day of bitumen, the first two production lines are planned to have a production capacity of 159,000 barrels per day. The Frontier Project includes an option of developing Equinox as a satellite operation.

The Frontier Project regulatory application was submitted to regulators in the fourth quarter of 2011. Review and approval of the application is anticipated to take up to three years. On January 19, 2012 the Federal Environment Minister announced the referral of the Frontier regulatory application to an independent review panel. The Frontier Project requires various provincial and federal regulatory reviews. Conducting these reviews in parallel can streamline and improve the regulatory process, while maintaining a thorough and rigorous review.

In January 2012, we announced an agreement to acquire SilverBirch that will give us full ownership of the Frontier project, including Equinox. Closing of the transaction is subject to

22	Teck Resources Limited 2011 Fourth Quarter News Release

SilverBirch shareholder approval and regulatory approval. This agreement creates a simplified ownership structure for Frontier, provides an opportunity to explore new partnerships and other alternatives to move the project towards development, and reduces our exposure to oil sands leases not amenable to mining. If approved, it will increase our total contingent resources by 67% to a total of 3.5 billion barrels of bitumen. This transaction is expected to close in April 2012 and to result in a net cash outlay of $435 million.

No field exploration activities are planned in 2012 and the key focus will be on supporting the regulatory application review, consultations with stakeholders and ongoing engineering studies.

Lease 421 Area Project (50%)

A seismic program was successfully completed on the Lease 421 Area during the first quarter of 2011. Data acquired during the field seismic program should assist in planning future coreholes.

To date, a total of 59 coreholes have been completed in the Lease 421 Area. The results indicate 49 of the coreholes contain prospective oil sands that range in thickness from 10 to 40 metres (averaging 19 metres) with oil sand grades ranging from 9% to 18% by weight with 10-12% fines and overburden thicknesses ranging from 17 to 68 metres (averaging 39 metres). These results indicate the potential for a mineable resource, however, further corehole drilling is required to establish the quantity and quality of any potential resource and environmental baseline data collection is required to assess any future project potential.

Wintering Hills Wind Power Project (30%)

The Wintering Hills wind power project became fully operational in November, 2011 with the installation and commissioning of 55 1.6 MW wind turbines. Our share of expected power generation in 2012 is 80 GWhs, which will result in 50,000 tonnes of CO2 equivalent offsets. The total investment in connection with the project is approximately $64 million.

OTHER COST AND EXPENSES

Financing expenses were $169 million in the fourth quarter compared with $153 million a year ago. The debt interest component of our financing expense increased only slightly from $122 million to $129 million in the quarter, despite the higher debt levels that resulted from the US$2 billion bond issue earlier this year. The effect of the higher debt was largely offset by the ongoing effect of the liability management transactions in 2010 in which we replaced high yield debt with lower cost debt with staged maturation. Financing expense under IFRS includes interest expense on debt and additional interest components relating to pension and decommissioning and restoration provisions.

Other operating income and expense includes items we consider to be related to the operation of our business, such as pricing adjustments from settlement receivables, which are further described below, share-based compensation, gains or losses on commodity derivatives, gains or losses on sale of operating or exploration assets, and provisions for our closed properties. Other operating expense, net of other income, was $117 million in the fourth quarter compared with $16 million in the fourth quarter of 2010. Share-based compensation expense was $27 million in the fourth quarter of 2011 compared with $71 million in the same period a year ago. Large recoveries and expenses result primarily from increases or decreases in our share price.

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Pricing adjustments in the fourth quarter were minimal compared with positive pricing adjustments of $93 million in the fourth quarter of 2010, when there was a sharp rise in copper prices. We incurred asset write-downs of $30 million in the fourth quarter, resulting from provisions on obsolete plant and equipment and exploration properties. Provisions for our closed properties totalled $33 million in the fourth quarter compared with $19 million in the fourth quarter of 2010.

Pricing adjustments from the sale and purchase of our various products are now included in other operating income (expense). These pricing adjustments were previously included in our revenue or operating costs as applicable. Sales of metals in concentrate or copper cathodes are recognized in revenue on a provisional pricing basis when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs upon shipment. However, final pricing is typically not determined until a subsequent date, often in the following quarter. Revenue in a quarter is based on prices at the date of sale. These pricing adjustments result in gains in a rising price environment and losses in a declining price environment and these are recorded as other operating income (expense). The extent of the pricing adjustments also takes into account the actual price participation terms as provided in certain concentrate sales agreements. It should be noted that while these effects arise on the sale of concentrates, we also purchase concentrates at our Trail refinery where the opposite effects occur.

The table below outlines our outstanding receivable and payable positions, which were provisionally valued at September, 2011 and our receivable and payable positions provisionally valued at, December 31, 2011.

	Outstanding at		Settled during the		Outstanding at
	September 30, 2011		fourth quarter		December 31, 2011
(pounds in millions)	Pounds	US$/lb	Pounds	US$/lb	Pounds	US$/lb

Copper sold	149	3.24	120	3.40	164	3.43
Zinc sold	210	0.87	193	0.86	184	0.83
Zinc purchased	79	0.87	77	0.85	108	0.83
Lead sold	61	0.93	61	0.90	41	0.90

Non-operating income (expense) includes items that arise from financial and other matters and includes such items as foreign exchange, debt refinancing, realized gains or losses on marketable securities and gains and losses on the revaluation of call options on certain of our high yield notes. In the fourth quarter of 2011, other non-operating income was $81 million, consisting of gains on the revaluation of our call options and foreign exchange gains. This compares with $224 million of other expenses in the fourth quarter of 2010, which included debt repurchase and financing costs of $341 million partly offset by gains on the revaluation of our call options.

Income and resource taxes for the quarter were $311 million, or 32% of pre-tax earnings, which is higher than the Canadian statutory income tax rate of 27%. This was mainly due to the effect of resource taxes in Canada and higher tax rates in foreign jurisdictions.

Income tax pools arising out of the Fording transaction in 2008 currently shield us from cash income taxes, but not resource taxes, in Canada. Canadian Development Expenditure tax pools

24	Teck Resources Limited 2011 Fourth Quarter News Release

and tax loss carry forwards primarily generated by those pools are $8.4 billion. We remain subject to cash taxes in foreign jurisdictions and resource taxes in Canada.

OPERATING CASH FLOW, FINANCIAL POSITION AND LIQUIDITY

Cash flow from operations, before changes in non-cash working capital items, was $1.2 billion in the fourth quarter compared with $1.0 billion a year ago.

Changes in non-cash working capital items resulted in a use of cash of $49 million in the fourth quarter compared with a $124 million source of cash in the same period a year ago. In the fourth quarter of 2010, we sold a portion of our coal receivables, which reduced our working capital requirements by approximately $150 million.

Expenditures on property, plant and equipment were $374 million in the fourth quarter and included $177 million on sustaining capital and $197 million on major development projects. The largest components of sustaining expenditures were at our coal operations which totalled $57 million. Major development expenditures included $15 million for preparatory stripping for Highland Valley Copper’s mine life extension project, $38 million for Antamina’s expansion, $10 million at the Quebrada Blanca hypogene project and $92 million at our coal operations. The expenditures at our coal operations are largely to enable us to incrementally expand production at existing operations.

We also made investments totaling $324 million primarily in a number of publicly traded companies in the fourth quarter.

During the fourth quarter we purchased for cancellation approximately 4.8 million Class B subordinate voting shares for $171 million pursuant to our normal course issuer bid announced in June, 2011.

We have committed bank credit facilities aggregating $1.2 billion, the majority of which mature in 2015. The current unused availability under these facilities, after drawn letters of credit, amounts to $1.1 billion.

OUTLOOK

We continue to experience volatile markets for our products. Commodity markets have historically been volatile and prices can change rapidly and customers can alter shipment plans. This can have a substantial impact on our business. The uncertainty over the ongoing economic conditions in Europe continues to have an effect on the global economy, and this may affect both prices and shipments to our customers.

Commodity Prices and 2012 Production

Commodity prices are a key driver of our earnings. On the supply side, the depleting nature of ore reserves, difficulties in finding new ore bodies, the permitting processes, the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation may continue to have a moderating impact on the growth in future production. Although we are concerned about current global economic conditions, particularly in

25	Teck Resources Limited 2011 Fourth Quarter News Release

Europe, we believe that, over the longer term, the industrialization of emerging market economies will continue to be a major positive factor in the future demand for commodities. Therefore, we believe that the long-term price environment for the products that we produce and sell remains favourable.

Based on our expected 2012 mid-range production estimates and a Canadian/US dollar exchange rate of $1.00, the sensitivity of our annual profit attributable to shareholders to the indicated changes in commodity prices, before pricing adjustments, and the US dollar exchange rate is as follows:

	2012
	Mid-Range		Effect of
	Production		Change	Effect on
	Estimates	Change	On Profit	EBITDA

Coal (000’s tonnes)	25,000	US$1/tonne	$ 16 million	$ 25 million
Copper (tonnes)	362,000	US$0.01/lb	$ 5 million	$ 7 million
Zinc (tonnes)	880,000	US$0.01/lb	$ 7 million	$ 10 million
US$ exchange		Cdn$0.01	$ 55 million	$ 85 million

(1)	The effect on our profit attributable to shareholders of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes.
(2)	Zinc includes 285,000 tonnes of refined zinc and 595,000 tonnes of zinc contained in concentrates.
(3)	All production estimates are subject to change based on market and operating conditions.

Foreign exchange translation gains and losses on our US dollar denominated debt arising from exchange rate fluctuations are not expected to have a significant effect on our 2012 earnings, as our debt level is expected to be designated as a hedge against our investments in US dollar denominated foreign operations and working capital items.

Copper and zinc prices are currently trading similar to 2011 average prices. Coal market conditions softened in the third quarter and remained so through the fourth quarter. By historical standards, however, prices for high quality steelmaking coal remain relatively high. The fluctuations in the Canadian/US dollar exchange rate can have a significant effect on our profit and financial position. The Canadian dollar, to date in 2012, has averaged approximately $1.01 against the US dollar compared with $0.99 in 2011.

Our copper production for 2012 is expected to be in the range of 350,000 to 375,000 tonnes as a result of improved production at our operations. This compares with 322,000 tonnes produced in 2011.

Our coal production in 2012 is expected to be in the range of 24.5 to 25.5 million tonnes. Our actual production will depend upon improvements in customer demand for deliveries of steelmaking coal. Should deliveries not improve, we may adjust our production plans, depending on market conditions and the sales outlook. We have the flexibility to devote additional resources to pre-stripping in these circumstances.

Our zinc in concentrate production in 2012 is expected to be in the range of 580,000 to 610,000 tonnes compared with 646,000 tonnes in 2011. Red Dog’s production is expected to decrease by approximately 35,000 tonnes and our share of zinc production from Antamina will decrease by approximately 10,000 tonnes due to ore body sequencing. Refined zinc production from our Trail metallurgical complex in 2012 is expected to be in the range of 280,000 to 290,000 tonnes.

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Capital Expenditures

Our forecast capital expenditures for 2012 are expected to be approximately $2.3 billion and are summarized in the following table:

($ in millions)	Sustaining	Development	Total

Copper	$320	$860	$1,180
Coal	365	505	870
Zinc	160	60	220
Energy (note 1)	-	40	40
Corporate	25	-	25
	$870	$1,465	$2,335

(1)	Assumes successful closing of SilverBirch acquisition in April, 2012.

Spending on development projects is expected to include $340 million for Quintette, $325 million for Quebrada Blanca Phase 2 and $300 million for Highland Valley Copper’s mill expansion and extension stripping. The amount and timing of actual capital expenditures is dependent upon being able to secure necessary permits, equipment, supplies, materials and labour on a timely basis and at expected costs to enable the projects to be completed as currently anticipated. Some of these expenditures have not yet received all necessary internal and minority interest approvals.

We also expect to invest approximately $220 million as our share of costs for the Fort Hills oil sands project, which is accounted for as an investment in associates.

Foreign Exchange, Debt Revaluation and Interest Expense

The sales of our products are denominated in US dollars, while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our US dollar denominated debt is subject to revaluation based on changes in the Canadian/US dollar exchange rate. As at December 31, 2011, all of our US dollar denominated debt is designated as a hedge against our US dollar denominated foreign operations and working capital items. As a result, any foreign exchange gains or losses arising on our designated US dollar debt are recorded in other comprehensive income.

Taxes

The Peruvian Government enacted a new mining tax regime effective October 1, 2011, which includes a Special Mining Tax, a Modified Mining Royalty and a Special Mining Burden. Our Peruvian affiliate, Compañia Minera Antamina S.A. (“CMA”), is operating under a tax stability agreement and is exempt from the Special Mining Tax and the Modified Mining Royalty until 2016. In the interim, CMA will be subject to the Special Mining Burden which applies to its operating margin based on a progressive sliding scale ranging from 4% to 13.12%, which is deductible in computing its Peruvian income taxes.

In October, the Canadian parliament substantively enacted legislation to remove the ability of corporations to defer income for tax purposes through partnership structures. The regulations

27	Teck Resources Limited 2011 Fourth Quarter News Release

allow for a phase out period over five years. The date at which this change will affect our taxes payable is dependent upon income levels in Canada.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives, the most significant of which are marketable securities, foreign exchange forward sales contracts, fixed price forward metal sales contracts, prepayment rights on senior debt notes and settlements receivable and payable. The financial instruments and derivatives are all recorded at fair values on our balance sheet with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

QUARTERLY EARNINGS AND CASH FLOW

(in millions, except for share data)	2011				2010
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenues	$2,972	$3,380	$2,796	$2,366	$2,716	$2,414	$2,198	$1,895

Gross profit	1,212	1,571	1,197	897	1,127	926	848	621

EBITDA	1,304	1,660	1,461	1,034	1,013	921	888	1,504

Profit (note 1)	637	814	756	461	325	316	283	896

Earnings per share	$1.08	$1.38	$1.28	$0.78	$0.55	$0.54	$0.48	$1.52

Cash flow from operations	$1,199	1,383	621	754	1,156	771	834	513

(1)	Attributable to shareholders of the company.

OUTSTANDING SHARE DATA

As at February 8, 2012 there were 576,597,478 Class B subordinate voting shares and 9,353,470 Class A common shares outstanding. In addition, there were 5,743,520 director and employee stock options outstanding with exercise prices ranging between $4.15 and $58.80 per share. More information on these instruments and the terms of their conversion is set out in Note 14 of our 2010 year end financial statements.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements, principally under the heading “Outlook,” but also elsewhere in this document, include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, our future production at our business units and individual operations, profit and cash flow, sales volume and selling prices for our products (including settlement of coal contracts with customers), plans

28	Teck Resources Limited 2011 Fourth Quarter News Release

and expectations for our oil sands investments and other development projects, forecast operating costs, expected progress, costs and outcomes of our various projects and investments, including but not limited to those described in the discussions of our operations, the sensitivity of our earnings to changes in commodity prices and exchange rates, the impact of potential production disruptions, the impact of currency exchange rates, future trends for the company, progress in development of mineral properties, increased coal and copper production as a result of our expansion plans, timing of completion and results of our modernization program at Highland Valley, the timing and anticipated production results from the expansion study at Carmen de Andacollo, the statements under the heading “Copper Development Projects,” the timing and anticipated production from the reopening of the Quintette coal mine, capital expenditures and mine production costs, unit cost of product for coal, unit transportation costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the success and timing of the closing of the Fort Hills transaction, the outcome of mine permitting currently underway, timing of completion of studies on our projects and the impact of measures to manage selenium discharges. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper and coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, continuing availability of water and power resources for our operations, market competition, the accuracy of our reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets, the future financial performance of the company, our ability to attract and retain skilled staff, our ability to procure equipment and operating supplies, positive results from the studies on our expansion projects, our coal and other product inventories, our ability to secure adequate transportation for our products, our ability to obtain permits for our operations and expansions, our ongoing relations with our employees and business partners and joint venturers and with respect to the SilverBirch transaction, assumptions regarding the satisfaction of closing conditions. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, political risk, social unrest, failure of customers or counterparties to perform their contractual obligations, changes in our credit ratings and changes or further deterioration in general economic conditions.

29	Teck Resources Limited 2011 Fourth Quarter News Release

Statements concerning future production costs or volumes, and the sensitivity of the company’s earnings to changes in commodity prices and exchange rates are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2010, filed on SEDAR and on EDGAR under cover of Form 40-F.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q4/2011 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Thursday, February 9, 2012. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast is also available at www.earnings.com. The webcast will be archived at www.teck.com.

30	Teck Resources Limited 2011 Fourth Quarter News Release

Teck Resources Limited
Consolidated Statements of Income
(Unaudited)

	Three months ended		Year ended
	December 31,		December 31,
(Cdn$ in millions, except for share data)	2011	2010	2011	2010

Revenues	$2,972	$2,716	$11,514	$9,223

Cost of sales	(1,760)	(1,589)	(6,637)	(5,701)

Gross profit	1,212	1,127	4,877	3,522

Other operating expenses
General and administration	(35)	(33)	(125)	(137)
Exploration	(33)	(19)	(105)	(56)
Research and development	(3)	(7)	(17)	(20)
Other operating income (expense) (Note 1)	(117)	(16)	(174)	640

Profit from operations	1,024	1,052	4,456	3,949

Finance income	35	23	113	95
Finance expense (Note 2)	(169)	(153)	(595)	(691)
Non-operating income (expense) (Note 3)	81	(224)	197	(418)
Share of losses of associates	(1)	(3)	(5)	(5)
Profit before tax	970	695	4,166	2,930

Provision for income and resource taxes	(311)	(333)	(1,398)	(994)
Profit	$659	$362	$2,768	$1,936

Profit attributable to:
Shareholders of the company	$637	$325	$2,668	$1,820
Non-controlling interests	22	37	100	116
Profit	$659	$362	$2,768	$1,936
Earnings per share
Basic	$1.08	$0.55	$4.52	$3.09

Diluted	$1.08	$0.55	$4.50	$3.08

Weighted average shares outstanding (millions)	589.4	589.9	590.4	589.5

Shares outstanding at end of period (millions)	586.6	590.6	586.6	590.6

31	Teck Resources Limited 2011 Fourth Quarter News Release

Teck Resources Limited
Consolidated Statements of Cash Flows
(Unaudited)
	Three months ended December 31,		Year ended December 31,
(Cdn$ in millions)	2011	2010	2011	2010

Operating activities
Profit	$659	$362	$2,768	$1,936
Adjustments for:
Depreciation and amortization	222	225	911	916
Provision for deferred income and resource taxes	212	137	701	282
Share of losses of associates	1	3	5	5
Gains on sale of investments and assets	(1)	(2)	(174)	(859)
Unrealized gains on derivatives	(71)	(104)	(158)	(182)
Asset write-downs	30	-	30	-
Foreign exchange gains	(16)	(29)	(7)	(81)
Loss on debt repurchase	-	341	-	782
Finance income	(35)	(23)	(113)	(95)
Finance expense	169	153	595	691
Other	78	(31)	73	(18)
	1,248	1,032	4,631	3,377
Net change in non-cash working capital items	(49)	124	(674)	(103)
	1,199	1,156	3,957	3,274
Investing activities
Property, plant and equipment	(374)	(300)	(1,236)	(810)
Financial investments and other assets	(324)	(9)	(463)	(46)
Proceeds from the sale of investments and other assets	71	147	289	1,239
Decrease in restricted cash	-	-	-	91
	(627)	(162)	(1,410)	474
Financing activities
Issuance of debt	-	57	1,907	1,560
Repayment of debt	(11)	(1,171)	(104)	(5,054)
Interest paid	(120)	(198)	(377)	(533)
Issuance of Class B subordinate voting shares	-	26	4	33
Purchase and cancellation of Class B subordinate voting shares	(171)	-	(171)	-
Dividends paid	-	-	(354)	(118)
Distributions to non-controlling interests	(13)	(33)	(54)	(89)
	(315)	(1,319)	851	(4,201)

Effect of exchange rate changes on cash and cash equivalents	(112)	(21)	175	(46)

Increase (decrease) in cash and cash equivalents	145	(346)	3,573	(499)

Cash and cash equivalents at beginning of period	4,260	1,178	832	1,331
Cash and cash equivalents at end of period	$4,405	$832	$4,405	$832

32	Teck Resources Limited 2011 Fourth Quarter News Release

Teck Resources Limited
Consolidated Balance Sheets
(Unaudited)

	December 31,	December 31,
(Cdn$ in millions)	2011	2010

ASSETS

Current assets
Cash and cash equivalents	$4,405	$832
Trade accounts receivable and other	1,343	1,094
Inventories	1,641	1,374
	7,389	3,300

Financial and other assets	1,138	805
Investments in associates	715	659
Property, plant and equipment	23,150	22,309
Deferred income and resource tax assets	180	345
Goodwill	1,647	1,637
	$34,219	$29,055
LIABILITIES AND EQUITY

Current liabilities
Trade accounts payable and accrued liabilities	$1,528	$1,508
Dividends payable	235	177
Current portion of debt	359	65
	2,122	1,750

Debt	6,676	4,883
Deferred income and resource tax liabilities	5,342	4,899
Retirement benefit obligations	691	542
Other liabilities and provisions	1,495	1,086

Equity
Attributable to shareholders of the company	17,721	15,773
Attributable to non-controlling interests	172	122
	17,893	15,895
	$34,219	$29,055

33	Teck Resources Limited 2011 Fourth Quarter News Release

1.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended December 31,		Year ended December 31,
(Cdn$ in millions)	2011	2010	2011	2010

Gain on sale of operating assets	$1	$1	$130	$721
Commodity derivatives	7	1	7	8
Pricing adjustments	4	93	(210)	116
Share-based compensation	(27)	(71)	21	(124)
Provision for closed properties	(33)	(19)	(30)	(47)
Asset impairment	(30)	-	(30)	-
Other	(39)	(21)	(62)	(34)
	$(117)	$(16)	$(174)	$640

2.	FINANCE (EXPENSE)

	Three months ended December 31,		Year ended December 31,
(Cdn$ in millions)	2011	2010	2011	2010
Debt interest	$(129)	$(122)	$(449)	$(547)
Financing fees and amortization	(4)	(3)	(12)	(17)
Pension liability accretion	(27)	(26)	(101)	(102)
Decommissioning and restoration provision accretion	(13)	(11)	(52)	(35)
Less interest capitalized	4	9	19	10
	$(169)	$(153)	$(595)	$(691)

3.	NON-OPERATING INCOME (EXPENSE)

	Three months ended December 31,		Year ended December 31,
(Cdn$ in millions)	2011	2010	2011	2010
Foreign exchange gains	$16	$16	$7	$54
Other derivative gains	66	96	146	168
Debt repurchase and financing costs	-	(341)	-	(782)
Gain on sale of investments	-	1	44	138
Other	(1)	4	-	4
	$81	$(224)	$197	$(418)

34	Teck Resources Limited 2011 Fourth Quarter News Release